The transition to a holding company structure described in this press release involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than in connection with the transition to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

(TRANSLATION)

April 13, 2022

To Whom It May Concern

Company	PICKLES CORPORATION
Representative	Masahiro Miyamoto, President and Representative Director
Securities Code: 2925 Tokyo Stock Exchange Prime Market
Contact:	Toru Mishina, Managing Director, General Manager of Accounting and Finance Department
(Tel: 04-2925-7700)

Notice Concerning Incorporation of Holding Company Through Sole-Share Transfer

PICKLES CORPORATION (the “Company”) announces that the Company resolved at the meeting of its board of directors held today to incorporate “PICKLES HOLDINGS CO., LTD.” (the “Holding Company”) through a sole-share transfer (the “Share Transfer”) on September 1, 2022 (tentative schedule) subject to approval by the annual general meeting of shareholders which is scheduled to be convened on May 26, 2022.

Please note that since the Share Transfer is implemented through a sole-share transfer by the Company, which is a listed company, part of the items and contents for disclosure are omitted from this release.

1.       Objectives of transition to a holding company structure through a sole-share transfer

(1)     Background and objectives

The Company, since its incorporation in 1977, has been manufacturing products favored by all consumers, mainly lightly-pickled vegetables and kimchi. We have also added side dish products to our proud line-up of products that have been supported by consumers over long years such as “Kimchi, the good complement to rice.”

In the recent years, in addition to our existing business, we have been developing new businesses such as our EC business to sell health-conscious products that utilize our unique Pne-12 lactic acid bacteria and deeply-pickled vegetables, our restaurant and retail business, and our agriculture business.

In such business environment, the first objective of transition to a holding company structure is to reinforce the strategy and planning function to manage the group, which shall include conducting M&A and developing new business, and thereby optimize the allocation of managerial resources within the Company group. The second objective is, by separating the supervisory function and business execution function, to clarify the roles and responsibilities between the holding company and operating companies, and thereby organize a system that allows each of the operating companies to make quick decisions, adapt to social changes quickly and attempt to reinforce the group’s competitive power.

The Company’s shares will be delisted accompanying the Share Transfer, however, the shares of the Holding Company to be newly incorporated are scheduled to be newly listed on the Tokyo Stock Exchange Prime Market. The listing date is scheduled on September 1, 2022 which is the date of registering the incorporation of the Holding Company (and the effective date of the Share Transfer), however, this date is subject to change depending on the progress in screening by the Tokyo Stock Exchange.

(2)       Procedures for transition to a holding company structure

After incorporation of the Holding Company, the subsidiaries, etc. of the Company are scheduled to be reorganized where they shall become subsidiaries of the Holding Company. The specific contents and schedule for this reorganization shall be announced as soon as the details are decided at the future meetings of board of directors of the Company.

2.       Summary of incorporation of a holding company through the share transfer

(1)     The schedule for the Share Transfer

Record date for the annual general meeting of shareholders	February 28, 2022

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Meeting of board of directors for approval of the share transfer plan	April 13, 2022
Annual general meeting of shareholders for approval of the share transfer plan	May 26, 2022 (tentative date)
Date of delisting of the shares of the Company	August 30, 2022 (tentative date)
Date of registration of incorporation of the Holding Company (effective date of the Share Transfer)	September 1, 2022 (tentative date)
Date of listing of the shares of the Holding Company	September 1, 2022 (tentative date)

The above schedule is subject to change depending on the necessity for changes in the procedures for the Share Transfer or other events.

(2)     Form of share transfer

(i)       Method of the Share Transfer

The Share Transfer shall be effected through sole-share transfer where the Company will become the wholly-owned subsidiary in the share transfer and the Holding Company will become the wholly-owning parent company in the share transfer.

(3)     Details of allotment in the Share Transfer (share transfer ratio)

Company	PICKLES HOLDINGS CO., LTD. (wholly-owning parent company (Holding Company))	PICKLES CORPORATION (wholly-owned subsidiary (Company))
Share transfer ratio	1	1

(i)       Share transfer ratio

Shares of the Holding Company to be incorporated will be allotted and delivered to each shareholder of the Company as of immediately before the Holding Company acquires all of the issued shares of the Company through the Share Transfer (the “Record Time”), at the ratio of one common share of the Holding Company per one common share of the Company held by the shareholder.

(ii)       Number of shares per unit

The Holding Company will adopt the share unit system where one unit shall be comprised of 100 shares.

(iii)       Basis for calculation of the share transfer ratio

The purpose of the Share Transfer is to incorporate one wholly-owning parent company through a sole share transfer by the Company, and the shares of the Holding Company will be allotted only to the Company’s shareholders as of the Record Time. Giving highest priority to avoiding creating disadvantage to the Company’s shareholders, the shares of the Holding Company will be allotted at the ratio of one common share of the Holding Company per one common share of the Company held by the Company’s shareholder since there is no change between the shareholding structure of the Company immediately before the Share Transfer takes effect and the shareholding structure immediately after incorporation of the Holding Company.

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(iv)	Results of calculation, calculation method, and calculation basis by a third party calculating institution

For the reason stated in above (iii), calculation of the share transfer ratio by a third party calculating institution was not conducted.

(v)       Number of new shares to be delivered through the Share Transfer (tentative)

Common shares: 12,858,430 shares (tentative)

The above number of shares is calculated based on the total number of issued shares of the Company of 12,859,200 shares as of February 28, 2022. Further, if the Company’s total number of issued shares changes before the Share Transfer takes effect, the number of new shares to be delivered by the Holding Company may change. Also, as the Company intends to cancel its treasury shares held by it or to be newly acquired by it in the future (including the treasury shares to be acquired by purchasing the shares in response to claim for purchase from opposing shareholders, which claim may be exercised upon the Share Transfer pursuant to Article 806, Paragraph 1 of the Companies Act) before the Share Transfer takes effect, to the extent such cancellation is practically possible, 770 shares of treasury shares held by the Company as of February 28 are excluded from the subjects of delivery of new shares in the above calculation.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights accompanying the share transfer

With respect to the stock acquisition rights issued by the Company, the stock acquisition rights of the Holding Company under terms and conditions equivalent to the Company’s stock acquisition rights will be scheduled to delivered and allotted to the stock acquisition rights holders of the Company in exchange of stock acquisition rights of the Company held by them.

The Company does not issue bonds with stock acquisition rights.

(5)     Handling of new listing of the Holding Company

The Company is scheduled to apply for newly listing (by way of technical listing) of the shares of the Holding Company to be newly incorporated to the Tokyo Stock Exchange Prime Market with the scheduled date of listing set on September 1, 2022. The Company will become a wholly-owned subsidiary of the Holding Company through the Share Transfer and the Company is scheduled to be delisted on August 30, 2022, prior to the listing of the Holding Company.

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The delisting date is subject to change as this date is determined pursuant to the rules of the Tokyo Stock Exchange.

3.       Overview of the parties to the Share Transfer

(As of February 28, 2022)

(1) Trade name	PICKLES CORPORATION
(2) Location of head office	7-8, Higashisumiyoshi, Tokorozawa, Saitama
(3) Name and title of representative	Masahiro Miyamoto President and Representative Director
(4) Business	Manufacture and sale of lightly-pickled vegetables and side dish products, and sale, etc. of pickled vegetables
(5) Share capital	JPY 766,500,000
(6) Date of incorporation	February 17, 1977
(7) Number of issued shares	12,859,200 shares
(8) Fiscal year end	End of February
(9) Major shareholders and their shareholding ratio	Tokai Pickling Co., Ltd.		15.19%
	The Master Trust Bank of Japan, Ltd. (Trust account)		10.42%
	Yoshitaka Ogino		3.76%
	Saitama Resona Bank, Limited		2.85%
	SEVEN-ELEVEN JAPAN CO., LTD.		2.18%
	Pickles Corporation Business Partners Stock Ownership Association		1.83%
	Hiroyuki Tajima		1.71%
	BBH Fidelity Puritan Fidelity Series Intrinsic Opportunities Fund (Standing proxy: MUFJ Bank, Ltd.)		1.56%
	The Musashino Bank, Ltd.		1.56%
	BBH FOR FIDELITY LOW-PRICED STOCK FUND (PRINCIPAL ALL SECTOR SUBPORTFOLIO) (Standing proxy: MUFJ Bank, Ltd.)		1.54%
(10) Consolidated performance and consolidated financial results for recent three years
Fiscal year	February 2020	February 2021	February 2022
Net assets (JPY million)	13,016	14,728	16,757
Total assets (JPY million)	24,271	25,949	26,091
Net assets per share (JPY)	1,008.90	1,137.69	1,288.57
Sales (JPY million)	41,417	46,020	45,006
Operating profit (JPY million)	1,871	2,711	2,942
Ordinary profit (JPY million)	1,973	2,829	3,068
Net profit attributable to shareholders of the parent company (JPY million)	1,290	1,832	2,128
Net profit per share (JPY)	100.83	142.96	165.59
Dividend per share (JPY)	30.00	35.00	20.00

(Notes)

1.	The Company conducted a 2 for 1 stock split for its common shares on September 1, 2021. Accompanying this stock split, net assets per share and net profit per share are calculated on the assumption that this stock split was conducted at the beginning of the fiscal year ended in February 2020.

2.	The Company conducted a 2 for 1 stock split for its common shares on September 1, 2021. Accompanying this stock split, the actual amounts of dividends before this stock split are stated for fiscal years ended in February 2020 and February 2021.

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4.	Outline of the company to be newly incorporated through the share transfer (wholly-owning parent company to be incorporated through the share transfer (the Holding Company)) (Tentative)

(1) Trade name	PICKLES HOLDINGS CO., LTD.
(2) Location of head office	7-8, Higashisumiyoshi, Tokorozawa, Saitama
(3) Name and title of representative	Naoji Kageyama President and Representative Director
(4) Business	Management and administration of group companies, etc. and operations incidental or related thereto
(5) Share capital	JPY 100,000,000
(6) Date of incorporation	September 1, 2022
(7) Number of issued shares	12,858,430 shares
(8) Fiscal year end	End of February
(9) Net assets	Not yet determined
(10) Total assets	Not yet determined

5.       Outline of accounting treatment of the Share Transfer

As the Share Transfer falls under a “transaction under common control” in terms of corporate accounting, this will not affect profit and loss.

6.       Future outlook

The Company will become a wholly-owned subsidiary of the Holding Company through the Share Transfer. Accordingly, the Company’s business results will be reflected in the consolidated business results of the Holding Company, which is its wholly-owning parent company. Furthermore, the effect caused by the Share Transfer on business results will be minor.

END

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